UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Armada Acquisition Corp. I

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04208V 103

(CUSIP Number)

Armada Sponsor LLC

2005 Market Street Suite 3120

Philadelphia, PA 19103

(212) 543-6886

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04208V 103	13D	Page 1 of 7 pages

1		Names of Reporting Persons. Armada Sponsor LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,342,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,342,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 25.8%(1)
14	Type of Reporting Person (See Instructions) OO

(1) Based on 20,709,500 shares of common stock, par value $0.0001 per share (the “Common Stock”) outstanding, reflecting the 21,834,500 reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on September 27, 2021, net of 1,125,000 shares of Common Stock forfeited as of October 1, 2021 by Armada Sponsor LLC (the “Sponsor”) to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

CUSIP No. 04208V 103	13D	Page 2 of 7 pages

1		Names of Reporting Persons. Stephen P. Herbert
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000
	8	Shared Voting Power 5,342,000
	9	Sole Dispositive Power 50,000
	10	Shared Dispositive Power 5,342,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,392,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 26.0%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 20,709,500 shares of Common Stock outstanding, reflecting the 21,834,500 reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on September 27, 2021, net of 1,125,000 shares of Common Stock forfeited as of October 1, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

CUSIP No. 04208V 103	13D	Page 3 of 7 pages

1		Names of Reporting Persons. Douglas M. Lurio
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000
	8	Shared Voting Power 5,342,000
	9	Sole Dispositive Power 50,000
	10	Shared Dispositive Power 5,342,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,392,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 26.0%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 20,709,500 shares of Common Stock outstanding, reflecting the 21,834,500 reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on September 27, 2021, net of 1,125,000 shares of Common Stock forfeited as of October 1, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

CUSIP No. 04208V 103	13D	Page 4 of 7 pages

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2021 (the “Original Schedule 13D”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Armada Acquisition Corp. I, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2005 Market Street, Suite 3120, Philadelphia, PA 19103. The Issuer’s shares of Common Stock are listed on The Nasdaq Capital Market under the ticker symbol “AACI”.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph after the first paragraph:

On October 1, 2021, as contemplated in connection with the initial public offering of the Issuer, 1,125,000 shares of Common Stock were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph after the first paragraph under the caption “Founder Shares”:

On October 1, 2021, as contemplated in connection with the initial public offering of the Issuer, 1,125,000 shares of Common Stock were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 20,709,500 shares of Common Stock outstanding, reflecting the 21,834,500 reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on September 27, 2021, net of 1,125,000 shares of Common Stock forfeited as of October 1, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

CUSIP No. 04208V 103	13D	Page 5 of 7 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Armada Sponsor LLC	5,342,000	25.8%	0	5,342,000	0	5,342,000
Stephen P. Herbert	5,392,000	26.0%	50,000	5,342,000	50,000	5,392,000
Douglas M. Lurio	5,392,000	26.0%	50,000	5,342,000	50,000	5,392,000

The Sponsor is the record holder of 5,342,000 shares of Common Stock reported above, which includes: (i) 459,500 Placement Shares and (ii) 4,882,500 Founder Shares. On October 1, 2021, as contemplated in connection with the initial public offering of the Issuer, 1,125,000 shares of Common Stock, par value $0.0001 per share, of the Issuer were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

Stephen P. Herbert and Douglas M. Lurio are managing members of the Sponsor. Accordingly, each of them may be deemed to share beneficial ownership of the shares of Common Stock held of record by Sponsor. Each of Stephen P. Herbert and Douglas M. Lurio disclaims any beneficial ownership of the shares of Common Stock held of record by Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c)       The Reporting Persons have not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this Amendment No. 1, except for the forfeiture on October 1, 2021, of 1,125,000 shares of Common Stock by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

(d)       Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)       Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated August 12, 2021, by and among the Issuer, its officers, its directors, and the Sponsor (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).
3	Registration Rights Agreement, dated August 12, 2021, by and between the Issuer its officers, its directors, the Sponsor, and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).
4	Private Placement Shares Purchase Agreement, dated August 12, 2021, by and between the Issuer and the Sponsor (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).

CUSIP No. 04208V 103	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2021

ARMADA SPONSOR LLC
By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	a Managing Member

By:	/s/ Douglas M. Lurio
Name:	Douglas M. Lurio
Title:	a Managing Member

/s/ Stephen P. Herbert STEPHEN P. HERBERT

/s/ Douglas M. Lurio DOUGLAS M. LURIO